

信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

03 JUL 16 AM 7:21

Our Ref.: SLC-EI/JM-2003/CS-0897

7 July, 2003

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate F
Securities & Exchange Commissio
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


03024540

Attn.: Mr. Frank Zarb

SUPPL

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the resignation of Mr. Benjamin Lam Yu Yee as an executive director.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

dlw 7/16

Encls.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

EI/JM/al/letter-ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com



SINO LAND COMPANY LIMITED

ANNOUNCEMENT

The Board of Directors announces that Mr. Benjamin Lam Yu Yee has tendered his resignation as executive director with effect from 6th July, 2003.

The Board wishes to record its appreciation for Mr. Lam's valuable contribution during his directorship with the Company.

Robert Ng Chee Siong
Chairman

Hong Kong, 5th July, 2003